

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

Via E-mail
O'Neil Nalavadi
Senior Vice President, Chief Financial Officer, and Principal Accounting Officer
Innodata, Inc.
Three University Plaza
Hackensack, New Jersey

      Re: Innodata, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed March 15, 2013
                File No. 001-35774

Dear Mr. Nalavadi:

      We have reviewed your letter dated October 4, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 11, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resource, page 31

1.   Your response to prior comment 1 indicates that you used the Average Net Accounts Receivable to calculate days' sales outstanding (DSO). In future filings please disclose the method used to calculate DSO to ensure that investors understand the formula you used to calculate DSO.

2.   We note from your disclosure on page 28 of the Form 10-K for the fiscal year ended December 31, 2011 that the days' sales outstanding were approximately 66 days and 61

days as of December 31, 2011 and 2010, respectively. Please tell us why these amounts differ from the amounts presented on page 31 for the same periods in the Form 10-K for the fiscal year ended December 31, 2012. As part of your response, please tell us how you calculated DSO in the Form 10-K for fiscal year ended December 31, 2011. If you changed the method used to calculate DSO during the fiscal year ended December 31, 2012, please explain the reasons for this change.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief